Regency Centers
One Independent Drive
Suite 114
Jacksonville, FL 32202

904 598 7000
RegencyCenters.com

June 27, 2013

VIA EDGAR

Stacie D. Gorman
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Regency Centers Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 19, 2014
File No. 001-12298

Regency Centers, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 19, 2014
File No. 000-24763

Dear Ms. Gorman:
Regency Centers Corporation and Regency Centers, L.P. (collectively, “the Company” or “Regency”) are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to Martin E. Stein, Regency’s Chief Executive Officer, dated April 14, 2014. As I discussed on June 26, 2014 with Jerad Gibson, we did not receive your letter until June 26, 2014. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of the Company.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 40

1.
In future Exchange Act reports, please discuss in the MD&A section, any trends or re-tenanting issues, such as trends related to occupancy within the small shop subset of your portfolio, if they will have a material impact upon net income.

Response:
In response to the staff’s comments, we will, in our future filings, discuss any occupancy trends or re-tenanting issues within the small shop portion of our leasing portfolio that would have a material impact upon our net income.

Liquidity and Capital Resources, page 45

2.	In future Exchange Act periodic reports, with respect to your ATM program, please disclose the use of proceeds for sales occurring during the referenced period.

Response
In response to the staff’s comments, we will in our future filings, disclose the use of proceeds for sales occurring during the referenced period.

* * * * * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you should have any additional questions, please contact me at (904) 598-7608.
Sincerely,

/s/ J. Christian Leavitt
J. Christian Leavitt
Senior Vice President and Treasurer

cc:     Martin E. Stein, Jr., Chief Executive Officer
Michael B. Kirwan, Esq.